                                     Filed by Transpro, Inc.
                                     pursuant to Rule 425 under the Securities
                                     Exchange Act of 1933, as amended, and
                                     deemed filed under Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                     Subject Company: Modine Aftermarket
                                     Holdings, Inc., a wholly owned subsidiary
                                     of Modine Manufacturing Company
                                     Commission File No.: 1-13894

This following is a transcript of an investor presentation given by Transpro,
Inc. on October 29, 2004.

Operator:             Good morning. My name is (Nikia) and I will be your
                      conference facilitator. At this time I would like to
                      welcome everyone to the Transpro, Incorporated Conference
                      Call. All lines have been placed on mute to prevent any
                      background noise.

                      After the speaker's remarks, there will be a question and
                      answer period. If you would like to ask a question during
                      this time, simply press star then the number 1 on your
                      telephone keypad. If you would like to withdraw your
                      question, press star then the number 2 on your telephone
                      keypad.

                      I will now turn the call over to Mr. Eric Boyriven of
                      Financial Dynamics. Sir, you may begin.

Eric Boyriven:        Good morning. This is Eric Boyriven of Financial Dynamics
                      and I'd like to welcome you to today's conference call
                      hosted by Transpro, Inc.

                      Please note that this presentation will reference slides
                      posted on the Transpro Web site. Before we begin I'd like
                      to direct your attention to and urge you to read the slide entitled "Safe Harbor Statement" which includes certain
                      cautionary statements.

                      Let me remind you that statements including - included in
                      this call which are not historical in nature are
                      forward-looking statements under the U.S. Securities laws.
                      These statements inherently involve risks and
                      uncertainties, and actual future results may differ from
                      those expressed or implied in their statements. These
                      differences could be material.

                      I would now like to turn the call over to (Charlie)
                      Johnson, CEO of Transpro, Inc. Please go ahead sir.

Charles Johnson:      Thank you and good morning everyone. Thank you for joining us today for a discussion of our press announcement
                      released earlier today. As you know, this release
                      describes the signing of a Letter of Intent to merge the
                      aftermarket division of Modine Manufacturing Company into
                      Transpro to form a new company, along with the
                      simultaneous sale of Transpro's heavy duty OEM unit to
                      Modine.

                      This transaction brings together two well-respected
                      businesses serving the automotive and heavy duty
                      aftermarket for heat transfer and temperature control
                      components, as well as thermal management systems. In an
                      exciting and transformational event that will benefit our
                      customers, our shareholders, and our associates.

                      Although I am sure you have all seen the release, let me
                      recap for you the terms of the proposed transaction which
                      are reflected in the slide titled "Transaction Synopsis."

                      Modine will spin off its aftermarket business on a debt
                      free basis to its shareholders, and the resulting company
                      would be merged into Transpro. Upon the completion of the
                      transaction, Modine shareholders will own approximately
                      54% and Transpro stockholders approximately 46% of the

                      merged entity. The spin-off and merger are anticipated to
                      be a tax-free transaction to Modine and its shareholders,
                      and the merger is expected to be a tax-free transaction
                      for Transpro shareholders.

                      At the same time, Transpro will sell its heavy duty OEM
                      business unit to Modine for $17 million in cash. The
                      spin-off merger and sale of the OEM business are subject
                      to signed definitive agreements and applicable regulatory
                      and shareholder approvals.

                      Please turn to the slide entitled "New Company Leadership
                      Team." I'm very pleased to say that the combined company
                      will feature the combined experience, depth, and depth of
                      two companies that many - with many, many years of serving the automotive and heavy duty aftermarket. This group is
                      deep in both market knowledge and implementation skills,
                      having lived through many business transformations over
                      the years.

                      We will also have a strong board of directors consisting
                      of ten members. Four will be drawn from Modine and six
                      from Transpro's current board. The Chairman of the new
                      board will be selected from existing Transpro outside
                      directors.

                      For those of you who are not familiar with Transpro, the
                      next slide entitled "Transpro Today" will provide
                      background on the company. Transpro is a leading
                      manufacturer and supplier of heat transfer and air
                      conditioning products for the automotive and light truck
                      aftermarket, as well as the heavy duty OEM and aftermarket segments.

                      Our portfolio of brands includes Ready-Rad Radiators,
                      Ready-Aire Heater Cores, and Ready-Aire Temperature
                      Control Products. Customers include a broad range of North
                      America's largest automotive parts retailers, car part
                      sellers, radiator shops and warehouse distributors.

                      Transpro, with around 1,700 associates in the United
                      States and Mexico, has a well-established distribution
                      presence in North America, with manufacturing facilities
                      in the U.S. and Mexico, as well as worldwide sourcing
                      relationships.

                      As we look forward, it is important to note that we
                      consider this to be a merger of equals. It is in our
                      mutual best interest to gain every possible benefit from
                      the capabilities and experience of both entities as we
                      look to the future.

                      The next slide entitled "New Company Tomorrow" provides a
                      brief profile. Clearly with the financial strength brought by the transaction, the companies will be far stronger
                      together than apart, and better able to compete on an
                      international basis in the highly competitive markets we
                      face every day.

                      The merger will combine the innovative technologies,
                      product lines, and established brands of both companies,
                      bringing the highly respected Modine, NRF, Mexpar and
                      AirPro brands to complement the ones I mentioned earlier.
                      This will enable the new company to remain at the
                      forefront of aftermarket heat transfer product development and provides a strong foundation on which to offer an
                      expanded portfolio of high quality products to its
                      customers.

                      We will have well-established proof and manufacturing and
                      distribution facilities, enhancing our ability to compete
                      and serve an expanded customer base throughout North
                      America, Latin America and Europe. At the same time we see opportunity for significant synergies among various
                      aspects of the businesses.

                      This brings us to the next slide entitled "Compelling
                      Merger Rationale." The new combined company will benefit
                      from improved economies of scale with increased geographic coverage and customer reach complemented by the recognized brands and products I described earlier.

                      The improvements to the new company's balance sheet that
                      come with this deal will provide financial strengthening
                      to address a significant level of identified and
                      achievable synergies. We expect to achieve annual cost
                      reductions in excess of $20 million after our
                      restructuring period, which is expected to span 12 to 18
                      months after the deal closes.

                      Our principle focus, assuming completion of the
                      transaction, will be on providing continued outstanding
                      service to our customers while successfully unlocking the
                      benefits of this exciting combination. We expect to
                      generate our savings principally from facility
                      rationalization, manufacturing efficiencies and improved
                      material sourcing.

                      The next two slides entitled "Financial Highlights"
                      provide additional high level detail. We expect that pro
                      forma combined revenue will be in excess of $400 million
                      and that the new company will be profitable in its first
                      year -- which would be 2005 -- before restructuring costs, assuming that the deal closes in early 2005.

                      The integration and transaction related costs are expected to be approximately $10 to $14 million, most of which will be addressed during the 12 to 18 month restructuring
                      period.

                      The new company will have a strong balance sheet,
                      reflecting an improved debt to capitalization ratio from
                      Transpro's 50% today to 20% with the new company at close.
                      This will be achieved by the application of the debt free
                      assets, including cash, that are being contributed with
                      the Modine aftermarket business, along with the proceeds
                      from the sale of the Transpro heavy duty OEM business unit to Modine.

                      Transpro expects to be the acquirer for purchase
                      accounting purposes, which could result in the realization of negative good will and a related extraordinary gain in
                      the year the transaction closes. The sale of the OEM
                      business will also provide a book gain in the year the
                      transaction closes.

                      This transaction is expected to provide improved access to capital markets and reduce the new company's borrowing
                      cost. The sale of the heavy duty OEM business to Modine
                      will provide a strong business partner that is fully
                      focused on the OEM market place. This will give Modine
                      enhanced opportunity for growth in these markets utilizing the innovative products and capabilities that have been
                      developed by our team over time, including the ULTRASEAL
                      Charge Air Cooler and others.

                      In conclusion, we believe this potential merger is a
                      unique opportunity for each company and its respective
                      shareholders. We have substantially completed our due
                      diligence work and are moving to the final negotiation of
                      definitive agreement which we expect to complete in the
                      fourth quarter of 2004, as well as detailed integration
                      plans, so we'll be ready to move forward at the
                      appropriate time.

                      The transaction is expected to close in the first quarter
                      of 2005, assuming that all necessary regulatory approvals
                      and business agreements are completed in the applicable
                      time frame.

                      In short, we believe the benefits of this merger are
                      compelling. We have a mutual opportunity to build a
                      company of substance, which can build shareholder value
                      much more effectively than individual business could have
                      on their own.

                      For the combined associates of the new company, this deal
                      will signal a new opportunity to build a new industry
                      leader. Together, as an expanded team, we

                      will address this opportunity with the enthusiasm, with
                      the values, and with the integrity which have become and
                      been our beacon to this point. As we often say, we will be successful together.

                      In that context, I would be remiss if I did not recognize
                      the contributions of all the Transpro associates who have
                      worked so diligently to help us achieve the opportunity to address this new business venture, as well as our
                      shareholders, directors and financial partners who made
                      our efforts possible. Also, I salute the leaders at Modine who share this vision which helped bring us to this point.

                      Before we go into the Q&A session, please be aware that I
                      may not be able to answer all your questions due to
                      Securities laws restrictions as well as the status of the
                      transaction. However, we will be providing additional
                      information as the transaction progresses.

                      Operator, let's now open the call for questions.

Operator:             At this time I would like to remind everyone, in order to
                      ask a question, please press star then the number 1 on
                      your telephone keypad. To withdraw your question, press
                      star then the number 2. We'll pause for just a moment to
                      compile the Q&A roster.

                      Your first question is from David Siino with Gabelli &
                      Company.

David Siino:          Good morning, (Charlie). Congratulations.

Charles Johnson:      Thank you David. Good morning to you.

David Siino:          A few questions, starting with the cost savings. If you
                      can give me a timetable, the 10 - well, first of all, the
                      $10 to $14 million, is that cash restructuring charges?

Charles Johnson:      For the most part it will be, David. There will be some
                      minor amounts of asset write-offs as part of that, but for the most part it will be various changes that will require cash support.

David Siino:          And will that all come in year one?

Charles Johnson:      Most of it will come in year one. However, some of it
                      we'll scratch out through the entire period. Some portions of it - some small portions - will also stretch beyond the period that we quoted, but it will be relatively minor
                      compared to the first year.

David Siino:          And did you say that...

Charles Johnson:      Excuse me, David. Our objective, of course, is to move
                      through the period of generating synergies as quickly as
                      we can.

David Siino:          Okay, and those $20 million of synergies, would you say
                      those will come within the first 18 months?

Charles Johnson:      Yes. We will be at that kind of rate within the 18 month period.

David Siino:          Okay. And secondly, if you could just tell me what the
                      combined market share of Modine and Transpro is, either
                      radiator or heater portions.

Charles Johnson:      Unfortunately, I can't share that information at this
                      point in time David, but I think there are any number of
                      public documents out there that have the various forecasts of market share by the various competitors.

David Siino:          Okay, thank you very much.

Charles Johnson:      You bet.

Operator:             Your next question is from David Cohen with Athena Capital
                      Management.

David Cohen:          Good morning guys. I'm not much for saying congratulations on these calls, but in this case, congratulations.

Charles Johnson:      Thank you so much David.  We appreciate it.

David Cohen:          I guess I have two questions. First of all, how did you go about pricing this deal? Specifically, are we to conclude
                      that you feel that the OEM piece of the business that
                      you're selling for $17 million -- or whatever the number
                      is -- that that's its value, or is some of the value that
                      we would have received from selling that embedded in the
                      exchange ratio with regard to how much of the combined
                      aftermarket company we got?

Charles Johnson:      Sure David, that's an interesting question. Well I think
                      you have to first of all say that the context of any deal
                      is the context of the total deal, and I think that's
                      always important to take into consideration. I think
                      whenever you go out and look at the price of any entity
                      that you take to the market, you have to consider all the
                      factors.

                      You would consider things like the historic performance of the business. You would consider the future prospects, the level of commitment of customers and contracts going
                      forward. Just a broad variety of different things in order to come up with the valuation. And we certainly try to do
                      that as we've looked at the various pieces of this total
                      transaction and I think that while we need to take the
                      heavy-duty portion of the transaction in the context of
                      the

                      total deal, we try to also look at the performance of that business and its history as we came up with the value or
                      we concluded on this value.

David Cohen:          Okay. I'll just follow that up with one more question and
                      then I'll leave you alone since I don't get to spend
                      (unintelligible) anymore than this. In terms of any - is
                      there a fairness opinion?

Charles Johnson:      It - the transaction would have a fairness opinion, yes.

David Cohen:          But in composite, not each piece, correct?

Charles Johnson:      Generally speaking, that's correct.

David Cohen:          Fair enough.  The second question is with regards to
                      anti-trust.

Charles Johnson:      Yes.

David Cohen:          Do you foresee any issues, any Hart-Scott-Rodino issues
                      and have you had any specific conversations with
                      anti-trust lawyers about that?

Charles Johnson:      Well, we always are - we always take these things very
                      seriously. And as we've said, this transaction is subject
                      to all the governmental regulations and approvals. We've
                      certainly talked with our attorneys and gotten appropriate advice to bring us to this point. We think this is an
                      appropriate move in our marketplace.

                      We think it's fully supportable given the status of the
                      market, given its history over the last few years, and the trends that are in it. And we will certainly argue
                      strongly that this is a transaction that should go
                      forward. So beyond that, it's hard for me to comment.

David Cohen:          Okay.  Thank you.

Charles Johnson:      Thank you, David.

Operator:             Your next question is from Bruce Baughman with Franklin
                      Advisory Service.

Bruce Baughman:       Can you hear me?

Charles Johnson:      Yes, hi, Bruce.

Bruce Baughman:       Hi.  Congratulations.  It sounds like a creative way to
                      solve a lot of problems.

Charles Johnson:      Thank you very much, Bruce.

Bruce Baughman:       I just have a lot of odds and ends of questions. One is
                      does the Modine (piece) come with pension and close
                      retirement obligations?

Charles Johnson:      The - that's certainly a good question. Effectively, it
                      comes with the people that come with that business; for
                      the most part, the people that are on - that are coming to the new company with the aftermarket will be put on to our benefit programs. That varies across the entire company
                      but we do not see any overhang or overlap issues at this
                      point that create any concern for us.

Bruce Baughman:       Well, the people will come with vested benefits, I would
                      think, right?

Charles Johnson:      Most likely what will happen is that those things will be
                      basically frozen and they - the people - it will be frozen for the time the transaction happens. And then the people
                      will come on to our systems and benefit systems as soon as they become employees of the new company.

Bruce Baughman:       But do they come with a prior obligation to you or is the
                      legacy obligation...

Charles Johnson:      No.

Bruce Baughman:       ...funded by Modine?

Charles Johnson:      No, that's not the case.  They don't come with an
                      obligation of that sort.

Bruce Baughman:       Okay. So the - what I would call the legacy obligation to
                      those people is fully funded in effect.

Charles Johnson:      That's correct.

Bruce Baughman:       Okay. And then will there - can you project what the debt
                      to capital will work out to be after the anticipated
                      restructuring charges and the efficiency initiatives?

Charles Johnson:      We haven't published that information yet but I believe
                      you'll find it to be favorable.

Bruce Baughman:       Favorable relative to what?  I'm not sure what you mean.

Charles Johnson:      Favorable relative to our current debt to capitalization
                      ratio.

Bruce Baughman:       Okay.  And then will there be any effect on Transpro's tax valuation reserve?

Charles Johnson:      Well, other than the fact that the gain that we have that
                      we would be achieving on the OEM business would certainly
                      be applicable to that reserve.

Bruce Baughman:       Okay. So that - in other words, that would go into the
                      taxable income for the period it's realized?

Charles Johnson:      It would - yeah...

Bruce Baughman:       And be subject to offset?

Charles Johnson:      That's correct.

Bruce Baughman:       Okay.

Charles Johnson:      It will offset the tax at that - during that period.

Bruce Baughman:       Okay. And if you don't mind, could you briefly explain how the gain on the negative goodwill works?

Charles Johnson:      Well, it's a little complex and I would suggest that you
                      may want to do a little research on the Internet to get
                      the exact details of that. But basically, the way it works is that if the valuation of the assets that we are getting is greater than the relative stock value as measured at
                      the value of our stock price and the number of shares that have been given for the other assets, if there is a
                      positive difference between those two, in other words, the assets are greater than the stock value at today's - or
                      the date of the transaction, then the difference between
                      those two is effectively negative goodwill. As you can
                      appreciate it would be positive goodwill if you pay
                      more...

Bruce Baughman:       Right.

Charles Johnson:      ...asset value. But negative goodwill is when you
                      pay less than the relative net book asset value. And
                      because of the way the transaction works and depending on
                      our stock price, it is possible that some of that could be generated and that would effectively be, first, written
                      off against the fixed assets of the assets that are being
                      contributed to the company, and beyond that, it would
                      become a gain in the period of the transaction.

Bruce Baughman:       Okay.  Great.  Thank you.

Charles Johnson:      Is that too complex?  I hope not.

Bruce Baughman:       No, that's fine.

((Crosstalk))

Bruce Baughman:       I was just curious.  Okay.  That's great.  Thanks,
                      Charlie.

Charles Johnson:      Okay.  Thanks, Bruce.

Operator:             Your next question is from Dennis Scammell with Rutabaga
                      Capital.

Dennis Scammell:      Good morning.

Charles Johnson:      Good morning, Dennis.

Dennis Scammell:      For somebody that isn't as familiar with the aftermarket
                      business, can you at least say where that $400 million
                      puts you relative to some of the other competitors? I
                      don't think - you know, I've heard Delphi is beyond - you
                      know, who are the major competitors? And does this make
                      you the largest? Are you - this is number two? Can you
                      size it at all for us?

Charles Johnson:      I'd be glad to. I'd be glad to talk about who the other
                      players in the market are for a second but I think the
                      relative sizes and so forth I think you'll probably want
                      to go to some of the published reports and so forth that
                      are available out there.

                      Certainly, some of the people that play in this
                      marketplace -- and you have to realize that our business
                      really operates in several different sub-markets, and also since we're talking about an international scheme now,
                      we're talking about operating in international markets
                      which are all different.

                      A couple of examples would be, in the U.S. market, the
                      larger players or the big players would probably be people like Visteon and Delphi, a company called SPI out of
                      Canada; and then a number of regional players who are
                      substantial players out there as well. And that would
                      apply to the automotive and live-truck segment of the
                      business.

                      When it comes to the temperature control side of the
                      business, the largest player today would be the Four
                      Seasons Division of Standard Motor Products...

Dennis Scammell:      Right.

Charles Johnson:      ...with a number of other players out there including
                      Jordan Industries and various people who specialize in
                      individual components as part of the overall air
                      conditioning system.

                      When you go to Mexico, there are a number of players in
                      Mexico of which the Modine Mexpar aftermarket player is
                      one; in Europe, certainly, (NRF) is the Modine operation
                      there, and there are a number of other players including
                      (Bayer), (Invalio), which would be two of the larger
                      leaders, also (Hippadinso) is a player in several of these markets.

                      In the U.S. market, popping back there for a second,
                      (Invalio) and (Bayer) are also players in various segments of the market, perhaps a bit less in the aftermarket today but those things can change quickly and often do.

                      So there are quite a few competitors in this business and
                      because the business is spread out across a number of
                      different product lines and across geographically now
                      across a much broader palate, the truth is that there are
                      quite a few competitors out there with fairly significant
                      positions.

Dennis Scammell:      Good.  That's a...

Charles Johnson:      However, we like the fact that this gives us that scope
                      and ability to compete on an international basis.

Dennis Scammell:      Great. That's helpful. One, you know, one of the things
                      that Modine has said historically is that, you know, geez, there - in the aftermarket business where they have, again historically, generated some pretty high returns, it has
                      been just a very tough marketplace for the past several
                      years; you know, it sounds like too much capacity and it
                      also sounds like a lot of low price product coming in from
                      Asia, China, and the rest of Asia.

                      How would - how important is this transaction in kind of
                      resolving some of the - it sounds like the structural
                      issues in the market?

Charles Johnson:      Well, we have - we've said for some time that we felt that continued consolidation of the market was a probability if not a necessity. And I think when you look across the
                      entire aftermarket, you've seen for automotive and
                      heavy-truck components in North America, you've seen a
                      tremendous amount of consolidation over time.

                      The customer base has consolidated in ways that, when I
                      was a kid, I probably wouldn't have expected it, and we
                      have some large and dominant players. So I believe this is a very important move to posture us in the proper way to
                      compete on a global basis.

                      You're absolutely right that this market has become a
                      global market. A tremendous amount of the product that is
                      sold in North American today is produced overseas. We're
                      certainly a - one of the players in having great
                      relationships with supply partners in, certainly in the
                      Pacific Rim and other places around the world.

                      And we believe that the new company's size, scope, and
                      balance sheet capabilities will help us to - and an
                      opportunity to generate the synergies that we see - will
                      help us deal with those pressures, those price pressures,
                      and those competitive pressures, and help us to be a
                      viable and profitable company as we go forward.

Dennis Scammell:      Yeah. Yeah. Great. Any places where you guys have
                      substantial customer overlap where they might be looking
                      to rethink their relationships? I know AutoZone is a big
                      customer of you guys. But again, any place where you think your both kind of number one and number two with the
                      customer and they might want to bring in a new number two?

Charles Johnson:      Typically, in our business, most of the major customers in this marketplace are sole source situations. They do that
                      because the difficulty in serving or having multiple
                      suppliers serve them is just way outweighed by the
                      effectiveness and efficiencies as well as the
                      relationships of product development and quick-to-market
                      response that comes with one supplier.

Dennis Scammell:      Huh.

Charles Johnson:      So the good news about that is that we don't have a lot of overlapping issues and that our belief is that this is a
                      transaction that can be found to be a good one for our
                      customers because of that.

Dennis Scammell:      Great. And just - do you have a - what is the - what would be the number of plants in say North America -- U.S. and
                      Mexico -- of the combined companies? And where do you
                      think you would take that by, you know, in the
                      restructuring?

Charles Johnson:      We haven't published that information at this point,
                      Dennis, and I'd rather not comment on it at this point. I
                      can tell you that we have extensive plant capabilities --
                      both companies do. And we have extensive branch
                      distribution capabilities across North America as well as
                      extensive distribution warehouse capabilities.

                      And certainly as we look at the way we do business,
                      they're going to be want to be sure that we can continue
                      to serve our customers in the most effective way possible
                      while reducing cost and that's going to be a very key
                      issue and we'll be working through plans around those
                      kinds of things as we move into the definitive agreement
                      period of our - of this business transaction cycle.

                      I did mention that we have - we believe there will be a
                      reasonable level of restructuring costs as we look at the
                      program over this 12 to 18-month period and that will
                      certainly be reflected in a significant level of action to deal with the marketplace as we think it needs to be
                      postured.

Dennis Scammell:      Gotcha. Okay. Fair enough. And then just a couple last
                      things; I kind of remember listening to Modine that the -
                      that, you know, they don't disclose what their aftermarket business is doing, although from, you know, the combined
                      revenue figures, it sounds like up $220-$230 million in
                      revenues. From a profitability standpoint, I think they've said it's been about breakeven to a slight loss, at least
                      on an operating basis; I'm not sure about EBITDA. Can you
                      talk at all - before the savings and so on about what the
                      combined profitability of the - of NewCo is going to look
                      like with $400 million in revenues.

Charles Johnson:      Well I think as we get closer to some of the formal
                      document disclosures that we will be doing later on we'll
                      be starting to deal with those things. And all we're
                      willing to say today is that the - we expect that the
                      business will be profitable in its first year of
                      operation. Even before restructuring charges - even with
                      all the things that will have to be going on.

Dennis Scammell:      Okay.

Charles Johnson:      So we think that is going to be a very good start given
                      the history of businesses in the aftermarket.

Dennis Scammell:      Yes.

Charles Johnson:      Then we will build on that as we work our way through the
                      good things that come with the restructuring program.

Dennis Scammell:      Great and it doesn't sound like any debt is coming with
                      the assets. It's just...

Charles Johnson:      That's correct.

Dennis Scammell:      Maybe a little bit of cash and net working capital.

Charles Johnson:      That's correct.

Dennis Scammell:      Okay so pro forma debt we could take your debt and
                      subtract, what, $17 million for the cash proceeds of OEM
                      and come up with the debt figure?

Charles Johnson:      I'll bet that if you really put your pencil to it you
                      could come up with a good estimate.

Dennis Scammell:      Okay I'm just trying to figure out whether or not I'm
                      going to say anything. And then simplistically again it is roughly about $16 million of shares out after the
                      transactions?

Charles Johnson:      That's about right.

Dennis Scammell:      Okay great.  Hey thanks a lot.

Charles Johnson:      Absolutely Dennis thank you.

Operator:             Your next question is from Laura Thurow with Robert W.
                      Baird.

Laura Thurow:         Good morning.

Charles Johnson:      Hi Laura how are you?

Laura Thurow:         Doing well thank you.

Charles Johnson:      Good.

Laura Thurow:         It sounds like a good transaction here and most of my
                      questions actually have been answered. But just a couple
                      of follow up questions. First on the synergies you talked
                      about kind of a $20 million and mentioned central facility rationalization. Could you just put some color on some of
                      the other activities that could lead to those synergies
                      and cost savings?

Charles Johnson:      Well I think I mentioned earlier that we have a number of
                      plants that produce the same sorts of products. We have a
                      number of distribution centers that distribute the same
                      things. We have a number of branches that sell the same
                      sorts of products in the same geographic areas.

                      And frankly in some cases it may be appropriate to have
                      those units in place. However as with most deals and most
                      restructuring programs we would have to look at all of
                      those and be sure that we have the right capabilities in
                      the right places.

                      So a very important part of all this will be from that
                      venue. In addition as the company that will be almost
                      twice as large as the current company -- or either current company -- we think that there are a whole range of mutual material costs synergies and product design opportunities
                      that will help us to reduce the total cost of our
                      products.

                      There are - there is a myriad of examples of product
                      features and improvements that one may have and the other
                      does not have. Which through this period of restructuring
                      we will be able to look at and presumably to unleash.

                      So I think that among the things I just talked about in
                      addition to the whole idea of economies of scale which
                      will come with producing more product - or sourcing more
                      product I think those are the most important aspects of
                      the savings we expect to generate.

Laura Thurow:         Great. And then just a clarification question - when you
                      said you expect the combined new company to be profitable
                      in year one is that on EBIT basis or on EBITDA basis.

Charles Johnson:      That is on EBIT.

Laura Thurow:         EBIT. And then to switch back here to the sale of the
                      heavy-duty OEM business you mentioned that about $45
                      million in sales. Can you give us a sense of profitability of that business?

Charles Johnson:      Well actually I didn't mention the sales levels. But the
                      company as we have published in our published reports has
                      been profitable. As we talked about in our third quarter
                      report the business has been performing very well. We had
                      - we have some unique technology, which has allowed us to
                      do so in recent times.

                      And we believe that we have built a very substantive and
                      capable niche player in the heavy duty segment of the
                      business so that we do think that this business segment
                      will be very attractive to Modine as it goes forward
                      because of its unique technologies.

                      So it is profitable. We provided in our normal public
                      reports quite a bit of information about that
                      profitability. And certainly in our quarterly SEC reports
                      we provide additional information.

Laura Thurow:         Great and that is all I have for now, thank you.

Charles Johnson:      Thank you very much.

Operator:             At this time there are no questions. I would like to turn
                      it back over to management for any closing remarks.

Charles Johnson:      Well I want to thank everyone for joining us today. It's
                      an exciting time for everyone in our company. And as we
                      look forward we believe it will be an exciting time for
                      everyone in our expanded and combined company.

                      I look forward to working with everybody as we go forward
                      to make this an outstanding transaction. And we look
                      forward to working with our shareholders to insure that we provide the sorts of returns and opportunity that everyone dreams of. So thank you very much for participating today
                      - thank you.

Operator:             This concludes today's teleconference. You may now
                      disconnect.

                                       END

FORWARD LOOKING STATEMENTS

Statements included in this communication which are not historical in nature are forward-looking statements under the U.S. securities laws. These statements inherently involve risks and uncertainties and actual future results may differ from those expressed or implied in these statements. These differences could be material. Factors that could cause or contribute to such differences include, but are not limited to, (1) the possibility that the companies may not be able to agree to definitive transaction documents, (2) the possibility that conditions to the transaction, including stockholder or regulatory approvals, may not be satisfied, (3) problems arising in the integration of the respective businesses, (4) unexpected costs relating to the transaction, (5) the businesses suffering as a result of uncertainty surrounding the transaction, (6) general market perception of the transaction, (7) the effect of any changes in customer and supplier relationships and purchasing patterns, (8) the ability to retain key personnel, (9) other uncertainties and matters beyond the control of management of the companies, and (10) other risks detailed in the periodic filings filed by Transpro and Modine with the SEC. Neither Transpro nor Modine assumes any obligation, and each expressly disclaims any duty, to update information contained in this communication except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

Transpro intends to file with the SEC a registration statement on Form S-4 that will include a prospectus and proxy/information statement and other relevant documents in connection with the proposed transaction. Investors and security holders of each company are urged to read the prospectus and proxy/information statement and other relevant materials when they become available because they will contain important information about Transpro and Modine and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Transpro may be obtained free of charge by directing such requests to
Transpro, Inc., Attention: Investor Relations, 100 Gando Drive, New Haven, CT
06513, or from Transpro's website at www.transpro.com. The documents filed with the SEC by Modine may be obtained free of charge by directing such requests to
Modine Manufacturing Company, Attention: Investor Relations, 1500 DeKoven
Avenue, Racine, WI 53403, or from Modine's website at www.modine.com. Transpro,
Modine, their respective executive officers and directors and certain members of management may be deemed to be participants in the solicitation of proxies from
Transpro stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the prospectus and proxy/information statement.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any security and will not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.